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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                  FORM 12b-25

                       Commission File Number 333-26137

                          NOTIFICATION OF LATE FILING



(Check One):      [X]  Form 10-K        [_]  Form 11-K

                  [_]  Form 20-F        [_]  Form 10-Q

                             [_]  Form N-SAR


      For Period Ended:  September 30, 1998

[_]   Transition Report on Form 10-K       [_]   Transition Report on Form 10-Q

[_]   Transition Report on Form 20-F       [_]   Transition Report on Form N-SAR

[_]   Transition Report on Form 11-K


      For the Transition Period Ended:
                                      --------------------------------------

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: Physicians Quality Care, Inc.
Former name if applicable: Not applicable.
Address of principal executive office (Street and number):
   700 Technology Park Drive
City, state and zip code: Billerica, Massachusetts 01821


                                    PART II
                              RULE 12b-25 AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     |   (a)   The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |   (b)   The subject annual report, semi-annual report, transition
     |         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[X]  |         thereof will be filed on or before the 15th calendar day
     |         following the prescribed due date; or the subject quarterly
     |         report or transition report on Form 10-Q, or portion thereof
     |         will be filed on or before the fifth calendar day following
     |         the prescribed due date; and
     |   (c)   The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.



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                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to substantial financial problems and staff cutbacks, the Registrant was unable to file their Form 10-K prior to the due date. Furthermore, due to changes in accounting standards, the Registrant needs to restate their prior year financials. The Registrant will file the Form 10-K as soon as practicable after these issues are resolved.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Paul Sulloway, Corporate Controller, (978) 439-0300.


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X]  Yes      [_]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof?

                            [X]  Yes      [_]   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its loss for the year ended December 31, 1998 will be substantially more than the loss it reported for the fiscal year ended December 31, 1997. Due to the changes in accounting standards, the Registrant has not yet determined the impact on its financial statements.
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                         Physicians Quality Care, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 26, 1999                By:  /s/ Eugene M. Bullis
                                         --------------------------
                                         Name:  Eugene M. Bullis
                                         Title: Chief Operating Officer,
                                                Chief Financial Officer
                                                and Senior Vice President